

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 27, 2018

Warren Hosseinion, M.D.
Co-Chief Executive Officer
Apollo Medical Holdings, Inc.
1668 S. Garfield Avenue, 2nd Floor
Alhambra, California 91801

Re: Apollo Medical Holdings, Inc.
      S-3 filed November 16, 2018 File No. 333-228432

Dear Mr. Hosseinion:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Sara von Althann at 202-551-3207 with any questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate and
Commodities